Filed by Quidel Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company:

Ortho Clinical Diagnostics Holdings plc (Commission File No. 001-39956)

The following is a communication from Douglas Bryant, President and Chief Executive Officer of Quidel Corporation, to employees regarding the proposed acquisition of Ortho Clinical Diagnostics Holdings plc:

Message from the President & CEO:

Today is a very exciting day. I am thrilled to announce that Quidel has entered into a definitive agreement to acquire Ortho Clinical Diagnostics, a global in vitro diagnostics company specializing in transfusion medicine, clinical chemistry and laboratory consulting. Bringing Quidel and Ortho together as a single operating entity will create a Top 10 diagnostics market leader with the people, products, production, and global presence to advance innovation, democratize access and improve patient outcomes on a truly impactful scale.

Ortho Clinical Diagnostics has an established track record for providing high-quality products and services to the global clinical laboratory and immunohematology communities. They provide hospitals, hospital networks, clinical laboratories, and blood banks around the world with innovative technology and tools to ensure test results are fast, accurate and reliable. Their customized solutions enhance clinical outcomes, improve efficiency, overcome lab staffing challenges, and reduce costs.

This is exactly the strategic acquisition we have been looking for – a respected market leader with a broad and complementary portfolio, minimal overlap, and a culture of excellence to match our own. This transaction leverages all your hard work to create and advance critical diagnostics, ramp our manufacturing capacity and transform our Company – and effectively doubles it. Bringing together such a complementary and world-class mix of products, service offerings and scale is well-aligned with our long-term M&A strategy to increase our global presence and accelerate our growth, providing new avenues to better serve the customer, create further employee opportunities and increase shareholder value.

Moving forward, we will immediately begin the process to develop a roadmap for the integration of the companies. A joint team will be charged with leading the integration efforts and will be sharing progress as milestones are achieved. Completion of the acquisition is subject to a number of conditions, including receipt of required regulatory approvals, approval of the transaction by shareholders, the sanction of the UK High Court, and satisfaction of other closing conditions. The transaction is expected to close during the first half of fiscal year 2022.

In the meantime, the parties must remain independent and it is “business as usual.” Our primary objective is to maintain business continuity for our customers and partners. It is important that, as a team, we remain focused on the core of our business and do everything possible to continue to serve our customers and partners at the highest level. We are committed to providing updates to all employees and will keep you informed about how you can best contribute to the combined company’s continued growth and success.

To summarize, we believe that this acquisition is a significant opportunity for both companies. We believe that Ortho Clinical Diagnostics will be a great cultural and strategic fit, and that bringing our products and teams together will position us extremely well for continued growth and enhanced profitability in both the near- and long-term. As always, your contributions towards those goals position our Company for continued strength. Thanks again for all that you do.

For further information on the proposed acquisition, please see the press release we issued today (available on iQ, or at https://ir.quidel.com/home), including information on forward-looking statements made relating to the transaction.

Best,

NO OFFER OR SOLICITATION

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

In connection with the proposed business combination transaction among Quidel Corporation (the “Company”), Ortho Clinical Diagnostics Holdings plc (“Ortho”) and Coronado Topco, Inc. (“Topco”), Topco will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that will contain a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) WHEN IT BECOMES AVAILABLE AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, ORTHO AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus will be mailed to the Company’s shareholders and Ortho’s shareholders when available. You will also be able to obtain the joint proxy statement/prospectus (when it becomes available) and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus (when it becomes available) and the other documents filed by the Company and Ortho with the Commission by requesting them in writing from Quidel Corporation, 9975 Summers Ridge Road, San Diego, CA 92121, Attention: Investor Relations, or by telephone at 858-646-8023, or from Ortho Clinical Diagnostics Holdings plc, 1001 Route 202, Raritan, New Jersey 08869, Attention: Investor Relations, or by directing a written request to SVC Ortho-SVC@SARDVERB.com.

The Company and Ortho and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies. Information about the Company’s directors and executive officers and their ownership of the Company’s common stock is set forth in the Company’s proxy statement on Schedule 14A filed with the Commission on April 15, 2021. Information about Ortho’s directors and executive officers and their ownership of Ortho’s ordinary shares is set forth in Ortho’s Annual Report on Form 10-K filed with the Commission on March 19, 2021. These documents may be obtained free of charge from the sources indicated above. Information regarding the identity of the potential participants, and their direct or indirect interests in the transaction, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials when they are filed with the Commission.

FORWARD-LOOKING STATEMENTS

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving the Company, Ortho and Topco, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the Company’s and Ortho’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: failure to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary regulatory and shareholder approvals, the sanction of the High Court of Justice of England and Wales and satisfaction of other closing conditions to consummate the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of the Company and Ortho generally. Additional risks and factors are identified under “Risk Factors” in the Company’s Annual Report on Form 10-K filed on February 19, 2021 and subsequent reports filed with the Commission, and will be identified under “Risk Factors” in the joint proxy statement/prospectus when it is filed with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither the Company or Ortho undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise, except as required by law.

The City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers does not apply to the proposed business combination.